SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

NeuroBo Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R206
(CUSIP Number)

Dong-A ST Co., Ltd.
64 Cheonho-daero,
Dongdaemun-gu, Seoul, Korea
Attn.: Hyung Heon Kim
Telephone: 82-2-920-8111

Copies to:

Matthew Berger
Michael Brandt
Willkie Farr & Gallagher LLP
1801 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 887-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64132R206	Page 2 of 4 Pages

1.	Names of Reporting Persons (S.S. or I.R.S. Identification No. of Above Person) Dong-A ST Co., Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,429,353
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,429,353
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,429,353
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 65.5%[1]
14.	Type of Reporting Person (See Instructions) CO

1 Based on (i) 4,035,696 shares of Common Stock, (ii) 12,333,333 shares of Common Stock (issued upon the automatic conversion of the Issuer’s Series A Convertible Preferred Stock issued to the Reporting Person under the Securities Purchase Agreement and the License Agreement) and (iii) 2,602,997 shares of Common Stock (issued upon the conversion of 2,602,997 shares of the Issuer’s Series B Convertible Preferred Stock), in each case as set forth in the Issuer’s Current Report on Form 8-K filed with the Commission on November 8, 2022.

CUSIP NO. 64132R206	Page 3 of 4 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”), to amend the Schedule 13D filed on March 11, 2021 (the “Original 13D” and, as amended by Amendment No. 1 filed on August 30, 2021 (“Amendment No. 1”), Amendment No. 2 filed on September 1, 2021 (“Amendment No. 2”), Amendment No. 3 filed on September 16, 2022 (“Amendment No. 3”), Amendment No. 4 filed on November 10, 2022 (“Amendment No. 4”) and this Amendment No. 5, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 3.     Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:
On December 22, 2022, at a special meeting of stockholders of the Issuer, the stockholders of the Issuer approved, for purposes of complying with Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of shares of Common Stock upon (i) conversion of the 3,700 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”), and (ii) exercise of the Series A Warrants and Series B Warrants to purchase an aggregate of 10,000,000 shares of Common Stock, in each case held by the Reporting Person. As a result of such approval, on December 23, 2022, pursuant to the terms of the Certificate of Designation of Preferences, Rights and Limitations of the Series A Preferred Shares, the Series A Preferred Shares automatically converted into 12,333,333 shares of Common Stock.
Item 5.     Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a), (b) As of the date hereof, the Reporting Person may be deemed to beneficially own 12,429,353 shares of Common Stock, representing approximately 65.5% of the Issuer’s Common Stock outstanding, calculated using a denominator equal to the sum of (i) 4,035,696 shares of Common Stock reported by the Issuer as outstanding as of November 8, 2022, (ii) 12,333,333 shares of Common Stock (issued upon the automatic conversion of 3,700 shares of the Issuer’s Series A Convertible Preferred Stock issued to the Reporting Person under the Securities Purchase Agreement and the License Agreement) and (iii) 2,602,997 shares of Common Stock (issued upon the conversion of 2,602,997 shares of the Issuer’s Series B Convertible Preferred Stock), in each case as set forth in the Issuer’s Current Report on Form 8-K filed with the Commission on November 8, 2022, for a total of 18,972,026 shares of Common Stock outstanding.

CUSIP NO. 64132R206	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 30, 2022	DONG-A ST CO., LTD.

	By:	/s/ Min Young Kim
Name: Min Young Kim
Title: Chief Executive Officer